Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Place of Incorporation

Luck Sky (Hong Kong) Aerodynamic Electricity Limited	Hong Kong
Luck Sky Holdings Limited	BVI
Luck Sky (Shen Zhen) Aerodynamic Electricity Limited	PRC

Variable Interest Entity	Place of Incorporation

Xianning Xiangtian Energy Holding Group Co., Ltd.	PRC

Subsidiary of Variable Interest Entity	Place of Incorporation

Sanhe City Luck Sky Electrical Engineering Limited Company	PRC
Xiangtian Zhongdian (Hubei) New Energy Co., Ltd.	PRC
Jingshan Sanhe Xiangtian New Energy Technology Co., Ltd.	PRC
Hubei Jinli Hydraulic Co., Ltd.	PRC
Tianjin Jiabaili Petroleum Products Co., Ltd.	PRC
Xianning Xiangtian Trade Co., Ltd.	PRC